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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                      Advanced Technology Industries, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                    00759X100
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                                 (CUSIP Number)

                                 Allan Klepfisz
                      President and Chief Executive Officer
                                LTDnetwork, Inc.
                             855 Folsom Street, #919
                             San Francisco, CA 94107
                                 (415) 341-8964
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 6
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CUSIP No.   00759X100
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         1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

              LTDnetwork, Inc. (98-034-6631)
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         2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

              (a)  [ ]
              (b)  [ ]
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         3.   SEC USE ONLY

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         4. SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

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         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
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         6.   CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
------------------ -------------------------------------------------------------
Number of
Shares             7.    SOLE VOTING POWER             8,000,000
Beneficially       -------------------------------------------------------------
Owned by           8. SHARED VOTING POWER              -0-
Each               -------------------------------------------------------------
Reporting          9. SOLE DISPOSITIVE POWER           8,000,000
Person             -------------------------------------------------------------
With               10. SHARED DISPOSITIVE POWER        -0-
------------------ -------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,000,000
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         12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)
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         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     15.4%
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         14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
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                                   Page 2 of 6
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ITEM 1.    SECURITY AND ISSUER

       The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the "Common Stock"), of Advanced Technology Industries, Inc., a Delaware corporation (the "Issuer"), with its principal executive office at Taubenstrasse 20, Berlin, Germany D-10117.

ITEM 2.    IDENTITY AND BACKGROUND

       This Schedule 13D is being filed on behalf of LTDnetwork, Inc., a Delaware corporation (the "Reporting Company"), with its principal execute office at Level II Atrium Tower, 459 Collin Street, Melbourne, Vic 3000, Australia. Its principal line of business is the operation of specialty e-commerce sites.

       Attached as EXHIBIT 1 is a chart setting forth, with respect to each executive officer and director of the Reporting Company, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

       During the last five years, neither Reporting Company nor, to the best knowledge of Reporting Company, any executive officer or director of Reporting Company named on EXHIBIT 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       During the last five years, neither Reporting Company nor, to the best knowledge of Reporting Company, any executive officer or director of Reporting Company named on EXHIBIT 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On June 19, 2003, the Reporting Company and the Issuer entered into a Conversion Agreement, pursuant to which the Reporting Company and the Issuer agreed to convert $800,000 of indebtedness of the Issuer held by the Reporting Person into 8,000,000 shares of Common Stock of the Issuer (the "Shares"), in full satisfaction of all obligations and liabilities of the Issuer in connection with the converted debt. The converted debt served as the consideration for the purchase of the Shares. In connection with the debt conversion, the Reporting Company released the security for the converted debt which consisted of patents relating to a resealable can technology.

       The Conversion Agreement is filed hereto as EXHIBIT A, and any references to or descriptions of the Conversion Agreement or the debt conversion are qualified in their entirety by reference to the Conversion Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

ITEM 4.    PURPOSE OF TRANSACTION

       The Reporting Company has acquired the Issuer's Common Stock owned by it for investment purposes pursuant to the Conversion Agreement dated June 19, 2003 between the Reporting Company and the Issuer. Under the terms of the Conversion Agreement, the Reporting Company may not sell, transfer, assign or otherwise convey the Shares or any shares issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, except that the Reporting Company may pledge the Shares for purposes of borrowing money.


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       In addition, on June 18, 2003 the Reporting Company entered into an
Agreement and Plan of Merger (the "Merger Agreement") by and among the Reporting Company, the Issuer and LTDN Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Reporting Company, and the Reporting Company will continue as the surviving corporation and as a wholly-owned subsidiary of the Issuer (the "Merger"). As a result of the Merger, stockholders of the Reporting Company will receive in exchange for such stockholders shares of common stock of the Reporting Company, such number of shares of common stock, par value $0.0001 per share, of the Issuer such that after the issuance of such shares of Common Stock of the Issuer, such stockholders of the Reporting Company will own in the aggregate at least 58% of the outstanding shares of Common Stock of the Issuer. Such percentage of shares of Common Stock of the Issuer to be issued to the stockholders of the Reporting Company may be increased depending on the amount of cash on the Reporting Company's balance sheet and the existence of certain liabilities of the Issuer, in each case at the time of the Merger.

       The consummation of the Merger is contingent upon (i) the approval and adoption by the stockholders of the Issuer of an amendment to the Certificate of Incorporation of the Issuer to increase the Issuer's authorized capital stock,
(ii) the approval and adoption of the Merger Agreement by the stockholders of the Reporting Company,(iii) the conversion of the outstanding indebtedness of the Issuer into Common Stock of the Issuer, (iv) the Reporting Company having at least $5,000,000 on its balance sheet at the time of the Merger (less any funds loaned by the Reporting Company to the Issuer prior to the Merger), (v) the effectiveness of a registration statement registering the shares of Common Stock of the Issuer to be issued to the stockholders of the Reporting Company, and
(vi) other conditions set forth in the Merger Agreement.

       Upon consummation of the Merger, if completed, the Issuer will use its best efforts to cause Allan Klepfisz, Chai Ong and such other designees requested by the Reporting Company by June 18, 2003 to be appointed or elected to fill such vacancies at the effective time of the Merger. The Reporting Company intends to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer's business and prospects, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, and other investment and business opportunities available to the Reporting Company.

       Other than as indicated above, the Reporting Company has no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vi) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (vii) any action similar to any of those enumerated in the foregoing clauses. The Reporting Company does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

       The Merger Agreement is filed hereto as EXHIBIT B, and any references to or descriptions of the Merger Agreement or the Merger are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) According to the Issuer's most recent Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on June 20, 2003, there were issued and outstanding 52,011,270 shares of Issuer's Common Stock on June 10, 2003. As of the date hereof, the Reporting Company has beneficial ownership of 8,000,000 of such shares, representing approximately 15.4% of the outstanding shares of Common Stock of the Issuer as of June 10, 2003. Except as set forth in this Item 5, neither the Reporting Company, nor any other person controlling the Reporting Company nor, to the best knowledge of the Reporting Company, any individual named in
              Exhibit 1 to this Schedule 13D, beneficially owns any shares of the Issuer's Common Stock.

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(b)           The Reporting Company has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares of Issuer's Common Stock held by the Reporting Company.

(c) To the knowledge of the Reporting Company, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       See Item 4 and the exhibits filed under Item 7 hereof, which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       Exhibit             Description

         A Conversion Agreement, dated as of June 19, 2003, between LTDnetwork, Inc. and Advanced Technology Industries, Inc.*

         B Agreement and Plan of Merger, dated June 18, 2003, between the LTDnetwork, Inc., Advanced Technology Industries, Inc. and LTDN Acquisition Corp.*

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*        Previously filed as an exhibit to Advanced Technology Industries,
         Inc.'s report on Form 10-QSB filed on June 20, 2003 with the Securities and Exchange Commission, and incorporated herein by reference.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 30, 2003                        LTDnetwork, Inc.


                                             By:    /S/ ALLAN KLEPFISZ
                                                  ------------------------------
                                             Name:    Allan Klepfisz
                                             Title:   President and Chief
                                                      Executive Officer


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                                    EXHIBIT 1
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       Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Company. Unless otherwise indicated, each person identified below is employed by the Reporting Company. The principal address of Reporting Company, and unless otherwise indicated below, the current business address for each individual listed below is Level II Atrium Tower, 459 Collins Street, Melbourne, Vic 3000 Australia.




                                                                     PRESENT PRINCIPAL OCCUPATION OR
 NAME AND BUSINESS ADDRESS    POSITION WITH THE REPORTING COMPANY              EMPLOYMENT                  CITIZENSHIP
 -------------------------    -----------------------------------              ----------                  -----------
Allan Klepfisz                President and Chief Executive                    Same                          Australia
                                 Officer; Chairman of the Board
                                 of Directors

Ian Bobrow                    Chief Operating Officer                          Same                          Australia

Mark Killmer                  Chief Information Officer;                       Same                          Australia
                                 Vice President Technology

Chai Eu Ong                   Member of Board of Directors;                    Same                          Australia
                                 Executive Director

Arie Baalbergen               Member of Board of Directors;                    Same                          Australia
                                 Executive Director

Michael Malbourne             Member of Board of Directors                     Same                          Australia



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